NexPoint Real Estate Finance, Inc.

300 Crescent Court, Suite 700

Dallas, TX 75201

December 27, 2023

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	NexPoint Real Estate Finance, Inc.

Registration Statement on Form S-3

Filed December 20, 2023

File No. 333-276177

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, NexPoint Real Estate Finance, Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. Washington D.C. time on December 29, 2023, or as soon thereafter as practicable.

Please call Charlie Haag of Winston & Strawn LLP at (214) 453-6494 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours, NexPoint Real Estate Finance, Inc.

By:	/s/ Brian Mitts
Name: Brian Mitts Title: Chief Financial Officer, Executive VP-Finance, Secretary and Treasurer

cc:	Charlie Haag, Winston & Strawn LLP

Justin Reinus, Winston & Strawn LLP